Titan Medical Announces Filing of Final Prospectus and Pricing of
Marketed Offering of Units

TORONTO, August 7, 2018 – Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (NASDAQ:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce today that it has filed and been receipted for a final short form prospectus (the “Final Prospectus”) in connection with the previously announced marketed offering (the “Offering”) of units of the Company (the “Units”). Pursuant to the Offering, Titan will issue Units at a price of US $2.50 per Unit for gross proceeds of a minimum of US $16,000,000 and a maximum of US $20,000,000. Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (a “Warrant”). Each Warrant is exercisable for one Common Share at a price of US $3.20, for a period of 5 years following the closing of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement entered into between the Company and Bloom Burton Securities Inc. (the “Agent”). The Units will also be offered for sale in the United States, by or through one or more United States registered broker-dealers appointed by the Agent as sub-agents. In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering.

The Final Prospectus has been filed in each of the provinces of Ontario, British Columbia and Alberta, and a corresponding registration statement on Form F-10 (the “Registration Statement”) will be filed with the United States Securities and Exchange Commission under the U.S.-Canada Multijurisdictional Disclosure System.

The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Further details are disclosed in the Final Prospectus, available at www.sedar.com and the Registration Statement, available at www.sec.gov.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. This news release is not an offer of the Units for sale in the United States. The Registration Statement has not yet become effective. The Units may not be sold nor may offers to buy be accepted in the United States prior to the time the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Units, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

About Titan

Titan is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of the Offering and the timing for filing of the Registration Statement, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact Information

LHA Investor Relations

Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com